EXHIBIT 99.1

Luminosity Gaming Returns to Rocket League

Enthusiast Gaming’s Esports Organization Returns to Brand-Safe and Popular Esport with World Championship-Winning Team

LOS ANGELES, Nov. 03, 2023 (GLOBE NEWSWIRE) -- Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (TSX: EGLX) today announced that Luminosity Gaming, the Company’s esports brand and one of the largest esports organizations in the world, has returned to Rocket League after a one-year hiatus.

In connection with its return, Luminosity Gaming has secured two of the top North American competitors and former OpTic Gaming team members Retals and MaJicBear, positioning Luminosity to be immediately competitive in the North American scene. Luminosity Gaming expects to add a third team member in the coming weeks.

“We have been waiting on the sidelines to find the right team to return to Rocket League, and we couldn’t be more excited that two of the most sought after talents of the off-season, Retals and MaJicBear, have decided to join Luminosity,” commented Alex Gonzalez, Head of Luminosity Gaming. “Our new roster is sure to be a fan favorite and positions us well to win championships. As one of the world’s largest gaming and esports brands, being active in Rocket League is important to us, and now we have the right talent, and the right strategy, to establish our presence in a meaningful way.”

Rocket League is a hybrid of arcade-style soccer and “vehicular mayhem.” It holds the brand-friendly distinction of being the largest esport that does not involve guns, blood, or violence, making it an attractive engagement opportunity that caters to a young audience.

“Brands need gaming strategies to engage young audiences,” added Nick Brien, Chief Executive Officer of Enthusiast Gaming “The return of a Luminosity Gaming Rocket League team adds another engaged community to our vast portfolio of gaming assets. As demand for our Brand Solutions continues to increase, we are confident the Rocket League team will be a valuable brand-friendly gateway for our customers to continue to connect with gamers.”

Both Retals and MaJicBear are available for email interviews.

About Luminosity Gaming

Founded in 2015, Luminosity Gaming is an Enthusiast Gaming brand and one of the largest esports organizations in the world. Luminosity Gaming has earned its reputation as one of the world's most significant esports entities through its success in numerous competitive games, a roster of popular content creators, and commitment to growing the gaming and esports communities. This dynamic blend of competitive excellence and content creation has established Luminosity Gaming as a leader in the evolving landscape of esports culture.

About Enthusiast Gaming

Enthusiast Gaming is the leading gaming media and entertainment company in North America, building the largest platform for video game enthusiasts and esports fans to connect and compete worldwide. Combining the elements of its five core pillars: creators, content, communities, games, and experiences, Enthusiast Gaming provides a unique opportunity for marketers to create integrated brand solutions to connect with coveted Gen Z and Millennial audiences. Through its proprietary mix of digital media, content and gaming assets, Enthusiast Gaming continues to grow its network of communities, reflecting the scale and diversity of gaming enthusiasts today.

Contacts

Enthusiast Gaming – Alex Macdonald, CFO
Investors: FNK IR – Rob Fink & Matt Chesler, CFA, investor@enthusiastgaming.com
Media: enthusiastgaming@thestorymob.com

Forward-Looking Statements

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast Gaming anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking statements in this news release include, but are not limited to, statements relating to roster decisions and expected competitiveness.

Forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, including, but not limited to, expectations and assumptions concerning: interest and foreign exchange rates; capital efficiencies, cost saving and synergies; growth and growth rates; the success in the esports and gaming media industry; the Company’s growth plan, and judgment applied in the application of the Company’s accounting policies and in the preparation of financial statements in accordance with applicable financial reporting standards. While Enthusiast Gaming considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. In addition, forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; and future legislative, tax and regulatory developments. Readers are cautioned that the foregoing list is not exhaustive. For more information on the risks, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of Enthusiast Gaming which are available on SEDAR+ at www.sedarplus.ca. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. Enthusiast Gaming disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

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